DIGITAL SHELF SPACE CORP.

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	Name and Address of Company:

Agave Silver Corp. (the “Company”)
1601 – 675 West Hastings Street
Vancouver, B.C.
V6B 1N2

2.	Date of Material Change:

December 2, 2013

3.	News Release:

A news release announcing the material change disclosed in this material change report is attached as Schedule “A” and was issued by the Company on December 3, 2013. The news release was distributed via Marketwire.

4.	Summary of Material Change:

The Company has closed the second tranche of its previously announced non brokered private placement (the "Private Placement") for total proceeds (including proceeds from the first tranche of the Private Placement) of $1,030,000.

5.	Full description of Material Change:

The Company has closed the second tranche of its Private Placement for total proceeds (including proceeds from the first tranche of the Private Placement) of $1,030,000. The Private Placement was entirely subscribed by insiders, directors and officers of the Company.

The Private Placement consisted of the issuance of 10,300,000 units of the Company ("Units") at a price of $0.10 per Unit. Each Unit is comprised of one common share and one common share purchase warrant, each warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 for a term of two years after closing.

The Private Placement resulted in the creation of a new Control Person (as such term is defined in TSX Venture Exchange policies) of the Company, which the shareholders of the Company approved at a meeting held on September 27, 2013.

In accordance with applicable securities legislation, securities issued pursuant to the Private Placement are subject to a hold period of four months plus one day from the date of completing the Private Placement.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

Ronald M. Lang
President and Chief Executive Officer
1601 – 675 West Hastings Street
Vancouver, B.C. V6B 1N2
Telephone: 604.687.4622

9.	Date of Report:

December 10, 2013

Schedule “A”